                                                                    EXHIBIT 99.2


                       SUPPLEMENT DATED JANUARY 30, 1997

                              TO THE PROSPECTUS OF
                           TAYLOR CAPITAL GROUP, INC.

     This supplement to the Prospectus of Taylor Capital Group, Inc., which shall be provided to Arizona investors (the "Supplement"), is part of the Prospectus dated January 30, 1997, and should be read in conjunction therewith. All capitalized terms used but not defined herein shall have the meaning set forth in the Prospectus.

                                    EXPERTS


     The consolidated balance sheet of the Mortgage Company and its subsidiaries as of December 31, 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the period October 16, 1995 (date of inception) through December 31, 1995, and the balance sheet of the Company as of December 4, 1996 have been included in this Supplement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES

        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

                       CONSOLIDATED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1996 (UNAUDITED) AND DECEMBER 31, 1995
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
CT Mortgage Company, Inc.:

     We have audited the accompanying consolidated balance sheet of CT Mortgage Company, Inc. and subsidiaries (a wholly owned subsidiary of Cole Taylor Financial Group, Inc.) as of December 31, 1995, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the period October 16, 1995 (date of inception) through December 31, 1995. These consolidated financial statements are the responsibility of CT Mortgage Company, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CT Mortgage Company, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the period October 16, 1995 through December 31, 1995 in conformity with generally accepted accounting principles.


Chicago, Illinois                         KPMG PEAT MARWICK LLP

December 3, 1996

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

                          CONSOLIDATED BALANCE SHEETS
              SEPTEMBER 30, 1996 (UNAUDITED) AND DECEMBER 31, 1995

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1996            1995
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS
Cash........................................................   $  286,430       $ 64,713
Interest bearing deposit with affiliate.....................            0        500,000
Mortgage loans held for sale (at lower cost or market)......    8,495,166              0
Accrued interest receivable.................................      118,442              0
Furniture and fixtures......................................       63,177         62,076
Income tax benefit..........................................       36,439         46,917
                                                               ----------       --------
     Total assets...........................................   $8,999,654       $673,706
                                                               ==========       ========
                           LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Warehouse line payable to affiliate.......................   $4,631,776       $      0
  Notes payable to Parent...................................    3,400,000              0
  Accounts payable to affiliate.............................            0        122,815
  Accrued expenses..........................................      228,606          6,964
                                                               ----------       --------
     Total liabilities......................................    8,260,382        129,779
                                                               ----------       --------
Stockholder's equity:
  Common stock, $.01 par value; 10,000 shares authorized;
     1,000 shares issued and outstanding....................           10             10
  Additional paid-in capital................................    1,006,990        634,990
  Accumulated deficit.......................................     (267,728)       (91,073)
                                                               ----------       --------
     Total stockholder's equity.............................      739,272        543,927
                                                               ----------       --------
     Total liabilities and stockholder's equity.............   $8,999,654       $673,706
                                                               ==========       ========

          See accompanying notes to consolidated financial statements.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND THE PERIOD FROM
         OCTOBER 16, 1995 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

                                                                   1996          1995
                                                                -----------    ---------
                                                                (UNAUDITED)
Revenues:
  Gain on sale of mortgage loans:
     Servicing release fees.................................     $  457,519    $       0
     Loan origination fees..................................        217,945            0
                                                                 ----------    ---------
       Total gain on sale of mortgage loans.................        675,464            0
Interest income.............................................        432,616        1,274
Interest expense............................................        332,598            0
Net interest income.........................................        100,018        1,274
                                                                 ----------    ---------
       Total revenues.......................................     $  775,482    $   1,274
                                                                 ==========    =========
Expenses:
  Salaries and benefits.....................................     $  648,742    $  92,257
  Occupancy and insurance...................................         33,159        5,642
  Legal fees................................................         43,348        9,558
  Furniture and equipment...................................         54,216        3,892
  Loan servicing............................................         26,251            0
  Business development and advertising......................         31,988        3,251
  Credit and appraisal reports..............................         38,877            0
  Supplies and printing.....................................         44,483        3,043
  Telephone.................................................         44,911        4,025
  Other expense.............................................         77,038       17,596
                                                                 ----------    ---------
       Total expenses.......................................      1,043,013      139,264
                                                                 ==========    =========
Loss before income taxes....................................       (267,531)    (137,990)
Income tax benefit..........................................         90,876       46,917
                                                                 ----------    ---------
Net loss....................................................     $ (176,655)   $ (91,073)
                                                                 ==========    =========

          See accompanying notes to consolidated financial statements.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND THE PERIOD FROM
         OCTOBER 16, 1995 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

                                                                ADDITIONAL
                                                      COMMON     PAID-IN      ACCUMULATED
                                                      STOCK      CAPITAL        DEFICIT        TOTAL
                                                      ------    ----------    -----------    ---------
Initial capital contribution......................     $10      $  634,990     $       0     $ 635,000
Net loss from inception to December 31, 1995......       0               0       (91,073)      (91,073)
                                                       ---      ----------     ---------     ---------
Balance at December 31, 1995......................      10         634,990       (91,073)      543,927
Capital contribution (unaudited)..................       0         372,000             0       372,000
Net loss for the nine months ended September 30,
  1996 (unaudited)................................       0               0      (176,655)     (176,655)
                                                       ---      ----------     ---------     ---------
Balance at September 30, 1996 (unaudited).........     $10      $1,006,990     $(267,728)    $ 739,272
                                                       ===      ==========     =========     =========

          See accompanying notes to consolidated financial statements.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND THE PERIOD
      FROM OCTOBER 16, 1995 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

                                                                 1996         1995
                                                              -----------   --------
                                                              (UNAUDITED)
Cash flow from operating activities:
  Net loss..................................................  $  (176,655)  $(91,073)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................       17,177          0
     Total gain on sale of mortgage loans...................     (675,464)         0
     Mortgage loans originated..............................  (25,217,470)         0
     Proceeds from mortgage loans sold......................   17,397,768          0
     Increase in interest receivable and other assets.......     (107,965)   (46,917)
     Increase in accounts payable and accrued expenses......       98,828    129,779
                                                              -----------   --------
Net cash used in operating activities.......................   (8,663,781)    (8,211)
                                                              -----------   --------
Cash used in investing activities -- purchases of furniture
  and fixtures..............................................      (18,278)   (62,076)
                                                              -----------   --------
Cash flows provided by financing activities:
  Capital contributions.....................................      372,000    635,000
  Increase in warehouse line and notes payable..............    8,031,776          0
                                                              -----------   --------
Net cash provided by financing activities...................    8,403,776    635,000
                                                              -----------   --------
Net (decrease) increase in cash and cash equivalents........     (278,283)   564,713
Cash and cash equivalents at beginning of period............      564,713          0
                                                              -----------   --------
Cash and cash equivalents at end of year....................  $   286,430   $564,713
                                                              ===========   ========

          See accompanying notes to consolidated financial statements.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) BASIS OF PRESENTATION

     The accompanying consolidated financial statements of CT Mortgage Company, Inc. (Company), a wholly owned subsidiary of Cole Taylor Financial Group, Inc. (Parent), a Delaware Corporation, are prepared in accordance with generally accepted accounting principles and include the accounts of the Company and its subsidiaries. The Company was incorporated on October 16, 1995, in the state of Delaware. The Company originates and sells, through its wholly owned subsidiaries in various southeastern states, mortgage loans to the secondary market. All intercompany balances and transactions have been eliminated in consolidation.

     (B) MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis.

     (C) FURNITURE AND FIXTURES

     Furniture and fixtures are reported at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which are approximately three to ten years.

     (D) INCOME TAXES

     The Company files a consolidated federal income tax return with its parent Cole Taylor Financial Group, Inc. The Company complies with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be uncovered or settled.

     Under the terms of the Company's tax allocation agreement with its affiliate and parent, taxable losses of the Company are offset against taxable income of the parent on a consolidated basis and the parent reimburses the Company for any benefit recognized. No net operating losses are generated for federal income tax purposes as a result of the tax allocation agreement.

     (E) CASH AND CASH EQUIVALENTS

     For the purposes of reporting cash flows, cash and cash equivalents include cash on hand and interest bearing deposits.

     (F) SALES OF LOANS

     Gains or losses on sales of mortgage loans are recognized based upon the difference between the selling price and the carrying value of the related mortgage loans sold. Origination fees and expenses are recognized at the time of loan origination. Servicing released premiums are recognized at the time of sale in the gain determination. A portion of the loan sale proceeds are deferred as a warranty reserve. Most of loan sale agreements include guarantee of no loan prepayments over a subsequent period of time, normally twelve months.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     (G) USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


     (H) FINANCIAL STATEMENT PRESENTATION


     The Company presents an unclassified balance sheet as is customary in the mortgage banking industry. A classified balance sheet presentation would have aggregated current assets and current liabilities.


(2) INTEREST BEARING DEPOSIT WITH AFFILIATE

     The Company maintains an interest bearing money market deposit account with Cole Taylor Bank. Cole Taylor Bank is an affiliate of the Company as both entities are wholly owned subsidiaries of the same parent company (Cole Taylor Financial Group, Inc.). The account bears interest at prevailing market rates and interest is recorded as earned.

(3) MANAGEMENT FEES

     For the period October 16, 1995 through December 31, 1995, the Company incurred management fees in the amount of $20,640 for services provided by Cole Taylor Bank. These fees have been included in salaries and benefits expense.

(4) INCOME TAXES

     The components of the income tax benefit for the period ended December 31, 1995 are as follows:

Current tax benefit:
  Federal...................................................  $(46,917)
  State.....................................................     --
                                                              --------
                                                               (46,917)
Deferred tax expense -- Federal and State...................     --
                                                              --------
Total income tax benefit....................................  $(46,917)

     There were no deferred tax assets or liabilities at December 31, 1995.

(5) SUBSEQUENT EVENTS

     On February 7, 1996, the Company entered into a revolving credit demand note with Cole Taylor Financial Group, Inc. (its parent company) for an amount up to $4,000,000 to fund the origination of mortgage loans. On July 31, 1996, this note was increased to $6,000,000. The note is unsecured and bears interest at prime plus 1%.

     On March 7, 1996, the Company entered into a loan and security agreement with Cole Taylor Bank (an affiliate of the Company) to obtain a secured revolving line of credit for an amount up to $4,000,000 to fund the originations of mortgage loans. The line of credit is secured by all of the Company's loans, including notes and first and second mortgages. The line of credit bears interest at prime plus 1% and matures on April 7, 1997.

                   CT MORTGAGE COMPANY, INC. AND SUBSIDIARIES
        (A WHOLLY OWNED SUBSIDIARY OF COLE TAYLOR FINANCIAL GROUP, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     On June 12, 1996, the Board of Directors of Cole Taylor Financial Group., Inc., approved a definitive share exchange agreement, as amended, providing for the split-off of Cole Taylor Bank and the Company to an investment group headed by Cole Taylor Financial Group's Chairman, President and Company director and co-founder. Under the terms of the agreement, Cole Taylor Financial Group will receive between 4,000,000 and 4,500,000 shares of common stock and Cole Taylor Bank's used automobile receivables business, principally consisting of cash and sales finance receivables secured by automobiles and cash amounts. The aggregate value of the cash and receivables to be transferred to Cole Taylor Financial Group will range from $82,000,000 to $98,000,000, depending on the number of shares exchanged. The Company anticipates that the split-off transaction will be consummated by the first quarter of 1997.

                           TAYLOR CAPITAL GROUP, INC.


                                 BALANCE SHEET
                                DECEMBER 4, 1996
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Taylor Capital Group, Inc.:

     We have audited the accompanying balance sheet of Taylor Capital Group, Inc. as of December 4, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Taylor Capital Group, Inc. as of December 4, 1996 in conformity with generally accepted accounting principles.


Chicago, Illinois                         KPMG PEAT MARWICK LLP

December 4, 1996

                           TAYLOR CAPITAL GROUP, INC.

                                 BALANCE SHEET
                                DECEMBER 4, 1996

ASSETS
Cash........................................................    $1,000
                                                                ------
  Total assets..............................................    $1,000
                                                                ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Preferred stock; $.01 par value; 3,000,000 shares
  authorized;
  0 shares issued and outstanding...........................        --
Common stock; $.01 par value; 7,000,000 shares authorized;
  1 share issued and outstanding............................        --
Additional paid-in capital..................................     1,000
                                                                ------
  Total stockholder's equity................................    $1,000
                                                                ======

                    See accompanying notes to balance sheet.

                           TAYLOR CAPITAL GROUP, INC.

                             NOTES TO BALANCE SHEET
                                DECEMBER 4, 1996

(1) DESCRIPTION OF OPERATION

     Taylor Capital Group, Inc. (the Company) was incorporated through a capital contribution of $1,000 on October 9, 1996 in the state of Delaware pursuant to the General Corporation Law of the State of Delaware. The Company plans to operate as a newly incorporated bank holding company and plans to commence operations during the first quarter of 1997.